Filed Pursuant to Rule 253(g)(2)
File No. 024-11162

FUNDRISE GROWTH EREIT VII, LLC

SUPPLEMENT NO. 3 DATED SEPTEMBER 03, 2021
TO THE OFFERING CIRCULAR DATED AUGUST 23, 2021

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Growth eREIT VII, LLC (“we”, “our” or “us”), dated August 23, 2021 and filed by us with the Securities and Exchange Commission (the “Commission”) on August 24, 2021 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisition.

Asset Acquisition

Tortosa Controlled Subsidiary – Maricopa, AZ

On August 30, 2021, we directly acquired ownership of a “majority-owned subsidiary” (the “Tortosa Controlled Subsidiary”) for an initial purchase price of approximately $134,000, which is the initial stated value of our equity interest in a new investment round in the Tortosa Controlled Subsidiary (the “Tortosa Growth VII eREIT Investment”). Fundrise Real Estate Interval Fund, LLC acquired ownership of the remaining equity interest in the new investment round in the Tortosa Controlled Subsidiary for an initial purchase price of approximately $1,207,000 (the “Tortosa Interval Fund Investment” and, together with the Tortosa Growth VII eREIT Investment, the “Tortosa Investment”). The Tortosa Controlled Subsidiary used the proceeds of the Tortosa Investment to acquire five (5) detached single family homes in the planned Tortosa subdivision generally located at 14100 Will Clayton Parkway in Maricopa, AZ (the “Tortosa Property”). We anticipate the Tortosa Controlled Subsidiary, or one of our affiliates, will purchase up to seventy (70) homes in the Tortosa Property from the home builder as construction progresses and certificates of occupancy are secured. The initial Tortosa Growth VII eREIT Investment was funded with proceeds from our Offering, and the closing of the initial Tortosa Investment and initial tranche of the five (5) single family homes occurred concurrently.

The Tortosa Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the Tortosa Growth VII eREIT Investment, we have authority to manage the Tortosa Controlled Subsidiary, including the Tortosa Property. In addition, an affiliate of our sponsor earned an acquisition fee of approximately 1.0% of the Tortosa Investment, paid directly by the Tortosa Controlled Subsidiary.

The total purchase price for the Tortosa Property is anticipated to be approximately $19,340,000, an average of approximately $276,000 per home. The Tortosa Property will be operated within a typical for-sale housing community. The home builder expects to deliver approximately eight (8) homes per month, with full delivery of the seventy (70) homes expected in July 2022.

The Tortosa Property will have a mix of unit types and floorplans, ranging from 1,402 square foot, 3 bedroom, 2 bath homes to 2,694 square foot, 5 bedroom, 3 bath homes. Due to the new construction, it is not anticipated that material hard or soft costs will be incurred in the near term. It is anticipated that professional third party property management will be installed to manage the Tortosa Property.

The following table contains underwriting assumptions for the Tortosa Property. Assumptions are presented at the asset level. All of the values in the table below are assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Stabilized Economic Vacancy	Average Annual Rent Growth	Average Annual Expense Growth	Exit Cap Rate	Hold Period
Tortosa Property	6.5%	3.55%	2.75%	4.75%	10 years

Please note that past performance is not indicative of future results, and these underwriting assumptions may not reflect actual performance. Any assumptions on the performance of any of our assets may not prove to be accurate. Investing in Fundrise Growth eREIT VII, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.